AB 2/28

[redacted]

11015750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 25 2011
Washington, DC
217

SEC FILE NUMBER
8-18467

KH 2/25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Noll Investment Advisors - DBA
Firm Name: Maxwell Noll Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 405
(No. and Street)

Pasadena (City) CA (State) 91106-3955 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael B Noll 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber and Wainberg, LLC
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, Suite 500 (Address) Los Angeles (City) CA (State) 90035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Michael B Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Investment Advisors, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President, CEO
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23rd day of Feburary, 20 11, by Michael B. Noll, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

J. Q. PHAN
Commission # 1923662
Notary Public - California
Los Angeles County
My Comm. Expires Jan 29, 2015

(Seal)

Signature J.Q. Phan

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S MATTHEW, C P A
LAWRENCE I. FIBER, C P A.
LAWRENCE N WAINBERG, C P A

IRVING ACKERMAN, C P A (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3955

We have audited the accompanying statement of financial condition of Maxwell, Noll Inc. as of December 31, 2010 and the related statements of income and expense, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber, + Wainberg

February 7, 2011

MAXWELL, NOLL INC.

FINANCIAL STATEMENTS

December 31, 2010

MAXWELL, NOLL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$ 96,139	
Due From Clearing Broker	6,088	
Consulting Fees Receivable	1,429	
Estimated Income Taxes Paid	5,243	
Prepaid Expenses	1,859	
Total Current Assets		$110,758
FIXED ASSETS		
Office Furniture and Equipment	33,786	
Less: Accumulated Depreciation	24,471	
Total Fixed Assets		9,315
OTHER ASSETS		
Security Deposit		2,814
Total Assets		$122,887

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 9,897
OTHER LIABILITIES		
Deferred Taxes		572
Total Liabilities		10,469
STOCKHOLDERS' EQUITY		
Common Stock, Authorized 750 shares Issued and Outstanding 522 shares less 207 shares held as Treasury Stock	$ 52,200	
Paid in Capital	13,779	
Retained Earnings	124,923	
Less: Treasury Stock	(78,484)	
Total Stockholders' Equity		112,418
Total Liabilities and Stockholders' Equity		$122,887

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2010

REVENUES		
Consulting Income		$ 594,564
Commission Income		67,841
Interest Income		391
TOTAL REVENUES		662,796
EXPENSES		
Salaries	$400,576	
Rent	46,787	
Insurance	45,098	
Pension and Profit Sharing Plan	42,813	
Payroll Taxes	32,076	
Information Technology	16,719	
Professional Fees	11,163	
Dues, Fees & Assessments	9,497	
Advertising & Promotion	8,950	
Quotation Expenses	7,639	
Subscriptions & Publications	6,382	
Office Expense	6,243	
Entertainment & Travel	5,362	
Depreciation	5,176	
Telephone	4,775	
Loss on Assets Scrapped	3,329	
Continuing Education	2,372	
Postage & Delivery	1,872	
Other Expenses	1,695	
Marketing	1,105	
Total Expenses		659,629
Income (Loss) Before Provision for Income Taxes		3,167
Provision for Income Taxes		1,360
Net Income (Loss)		$ 1,807

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED December 31, 2010

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - Beginning of Year	$52,200	$ 13,779	$ 123,116	(78,484)	$ 110,611
Net Income for the Year Ended December 31, 2010			1,807		1,807
Balance - End of Year	$52,200	$ 13,779	$ 124,923	$ (78,484)	$ 112,418

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2010
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income From Operations	$ 1,807
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation	5,176
Fixed Assets Scrapped	3,329
NET CHANGES IN ASSETS AND LIABILITIES	
Decrease in Due From Clearing Broker	3,023
Decrease in Consulting Fees Receivable	1,199
Increase in Prepaid Income Taxes	(1,859)
Increase in Prepaid Expenses	(3 463)
Increase in Accounts Payable and Accrued Expenses	6,399
Decrease in Income Tax Payable	(722)
Decrease in Deferred Taxes Payable	(290)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	14,599
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	- 0 -
NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES	- 0 -
NET INCREASE (DECREASE) IN CASH	14,599
Balance, January 1, 2010	81,540
Balance, December 31, 2010	$ 96,139

Supplemental Information:

Federal Income Taxes Paid	$2,951
Franchise Taxes Paid	1,280

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company is a FINRA licensed broker-dealer. Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

Maxwell Noll Investment Advisors a division of Maxwell, Noll Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell Noll Investment Advisors manages money on a fee basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Furniture and equipment is stated at cost. The Company provides for depreciation over the useful life of five to seven years, using the straight line method of depreciation.

FEDERAL AND STATE INCOME TAXES

Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. **CONCENTRATIONS OF CREDIT RISKS**

Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

3. **EMPLOYEE BENEFITS PLAN**

The Company maintains a non-contributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. The Company also has a voluntary Safe Harbor 401(k) Plan and for employees. The contributions to the 401(k) plan are elective and are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued there on.

4. **INCOME TAXES**

Corporate income tax expense for the fiscal year ending December 31, 2010 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 850	$ (290)	$ 560
State	800	-0-	800
Total	$ 1,650	$ (290)	$ 1,360

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

5. **LEASE COMMITMENTS**

The Company is obligated under a lease commitment for the premises it occupies to June 30, 2013.

Minimum Annual Lease Payments to June 30, 2013 are as follows:

2011	44,717
2012	46,543
2013	23,728

6. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $95,604 which was $ 45,604 in excess of its required net capital of $50,000. Its ratio for aggregate indebtedness to net capital was .11 to 1.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$112,418	$ 116,583	$ (4,165)
Non-Allowable Assets and Deductions	17,846	20,979	(3,133)
Haircuts on Securities	-0-	-0-	-0-
Net Capital	94,572	95,604	(1,032)
Required Net Capital	50,000	50,000	-0-
Excess Net Capital	$ 44,572	$ 45,604	$ (1,032)
Aggregate Indebtedness	$ 10,470	$ 6,559	$ 3,911
Percent of Aggregate Indebtedness to Net Capital	11.07%	6.86%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2010

Supplementary Schedule 2

The company operates on a fully disclosed basis with Wedbush Morgan Securities, Inc.

Wedbush Morgan Securities, Inc. confirms directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3(k)(2)(ii).

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2010

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities, Inc. If the company receives money or securities by mistake, it promptly forwards all money and/or securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2011

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3655

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. for the year ended December 31, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Maxwell, Noll Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber & Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C P A
LAWRENCE I FIBER, C P A
LAWRENCE N WAINBERG, C P A

IRVING ACKERMAN, C P A (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 405
Pasadena, CA 91106-3655

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Maxwell, Noll Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Maxwell, Noll Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC- 7T). Maxwell, Noll Inc.'s management is responsible for the Maxwell, Noll Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted is accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC7T with respective cash disbursement records entries noting no differences.

2. Compared the amount reported on the audited From X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ackerman Matthew Fiber & Wainberg

February 7, 2011